July ___, 2001



Dear Contract/Policy Owner:

         We are pleased to enclose an Information Statement regarding Massachusetts Financial Services Company ("MFS") and Jennison Associates LLC ("Jennison"), the new Sub-Advisers of the Select Aggressive Growth Fund (the "Fund") of Allmerica Investment Trust (the "Trust"), and the new investment strategies for the Fund. MFS and Jennison were hired effective June 1, 2001 to replace Nicholas-Applegate Capital Management, L.P. ("Nicholas-Applegate"), the Fund's previous Sub-Adviser. MFS, with $133 billion in assets under management as of March 31, 2001, has been managing money since 1924. Jennison had $81 billion in assets under management as of March 31, 2001, and has been managing money since 1969. Initially each new Sub-Adviser will manage approximately one-half of the Fund's assets. The investment advisory fees charged by the Trust's investment manager, Allmerica Financial Investment Management Services, Inc. ("AFIMS"), to the Fund remain the same. The sub-advisory fees which AFIMS will pay to MFS and Jennison are less than the sub-advisory fees paid by AFIMS to Nicholas-Applegate.

         Please take a few minutes to read the Information Statement. It contains additional information about MFS and Jennison, the terms of the new Sub-Adviser Agreements, the factors that were considered by management and the Board of Trustees in making the decision to change Sub-Advisers and a description of the Fund's new investment strategies.

         This action will not require you to send a proxy and we are not asking you for a proxy. As always, please feel free to contact your financial representative or us with any questions or comments you may have.


                                        Sincerely,

                                        /s/ Richard M. Reilly

                                        Richard M. Reilly
                                        President











Enclosure